Exhibit 99.1

CI Financial Reports Record Total Assets of $215.6 Billion

TORONTO--(BUSINESS WIRE)--December 11, 2020--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at November 30, 2020 of $133.3 billion and wealth management assets of $82.3 billion, for total assets of $215.6 billion. These results represent month-end record highs for wealth management assets and total assets for CI.

CI’s assets under management increased by $7.7 billion or 6.1% in the month of November and by 1.4% year-over-year. Core average assets under management for the quarter-to-date were $125.1 billion, an increase of 0.4% over the third quarter of 2020. Core assets under management are those managed by CI’s Canadian and Australian subsidiaries.

CI’s total wealth management assets, at $82.3 billion, increased by $5.3 billion or 6.9% in the month of November and by $32.4 billion or 64.9% from November 30, 2019. Canadian wealth management assets grew to $65.7 billion, up $4.2 billion or 6.8% in November and up $15.8 billion or 31.7% for the 12-month period. Canadian wealth management assets include the assets of Assante Wealth Management (Canada) Limited, Aligned Capital Partners Inc., CI Private Counsel LP, CI Direct Investing (WealthBar Financial Services Inc.) and Virtual Brokers.

U.S. wealth management assets increased by 7.1% to $16.6 billion in November. The increase is partially attributable to the previously announced acquisition of Bowling Portfolio Management LLC of Cincinnati, which closed during the month. CI’s U.S. wealth management business also includes its interests in Balasa Dinverno Foltz LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, One Capital Management, LLC, and Surevest LLC. Year-over-year comparisons are not available given that CI has acquired its U.S. wealth management businesses in 2020.

Further information about CI’s assets and financial position can be found below in the tables of statistics and on its website, www.cifinancial.com. These are the only statistics authorized by CI, and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP. November 30, 2020 PRELIMINARY MONTH-END STATISTICS
ENDING ASSETS	Nov. 30/20 (billions)	Oct. 31/20 (billions)	% Change	Nov. 30/19 (billions)	% Change
Core assets under management[1]	$127.9	$120.5	6.1%	$131.5	-2.7%
U.S. assets under management	$5.4	$5.1	5.9%	$-	n/a
Total assets under management	$133.3	$125.6	6.1%	$131.5	1.4%
Canadian wealth management	$65.7	$61.5	6.8%	$49.9	31.7%
U.S. wealth management	$16.6	$15.5	7.1%	$-	n/a
Total wealth management	$82.3	$77.0	6.9%	$49.9	64.9%
TOTAL	$215.6	$202.6	6.4%	$181.4	18.9%
MONTHLY CORE AVERAGE ASSETS UNDER MANAGEMENT	Nov. 30/20 (billions)	Oct. 31/20 (billions)	% Change
Monthly average	$126.3	$123.9	1.9%
FISCAL QUARTER CORE AVERAGE ASSETS UNDER MANAGEMENT	Nov. 30/20 (billions)	Sept. 30/20 (billions)	% Change
Fiscal quarter average	$125.1	$124.6	0.4%
FISCAL YEAR CORE AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2020 (billions)	Fiscal 2019 (billions)	% Change
Fiscal year average	$123.7	$129.8	-4.7%
EQUITY (millions)
Total outstanding shares (TSX)	209.9	QTD weighted avg. shares	209.5
FINANCIAL POSITION (millions)
Long-term debt	$1,575	Total gross debt	$1,969
December maturity	$394	Cash	$112

1 Includes $31.6 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at November 30, 2020 ($29.3 billion as at October 31, 2020 and $28.8 billion as at November 30, 2019).

All financial amounts in Canadian dollars unless otherwise stated.

About CI Financial

CI Financial Corp. (TSX: CIX, NYSE: CIXX) is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), CI Investment Services Inc., Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, One Capital Management, LLC and Surevest LLC. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
(416) 681-8779
jweyeneth@ci.com

Media
Murray Oxby
Vice-President, Communications
(416) 681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com